UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________	Commission File Number __________

Aleafia Health Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	2833	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

8810 Jane Street, 2nd Floor
Concord, Ontario L4K 2M9
Canada
(416) 360-8248
(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.
10E. 40th Street, 10th Floor
New York, NY 10016
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [  ]Yes [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [ ]

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Aleafia Health Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the Registrant. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors discussed under the heading “Risk Factors” in the Registrant's Annual Information Form for the year ended October 31, 2016, included as Exhibit 99.39 to this Registration Statement, and those discussed under the heading “Risks and Uncertainties” in the Registrant's management's discussion and analysis for the six months ended June 30, 2018 included as Exhibit 99.84 to this Registration Statement. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and of officers of the Registrant believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. Accordingly, for the reasons set forth above, the forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.97, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.97, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Share Capital” in Note 9 to the Registrant’s unaudited condensed interim consolidated financial statements for the period ended June 30, 2018, attached hereto as Exhibit 99.83.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 4, 2018, based upon the daily exchange rate as quoted by the Bank of Canada was Cdn.$1.00 = U.S.$0.7752.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2017, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Vendor take-back loan	$4,000	$4,000	$-	$-	$-
Accounts payable	$564	$564	$-	$-	$-
Operating Lease Obligations	$515	$140	$304	$71	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$-	$-	$-	$-	$-
Total	$5,079	$4,704	$304	$71	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEAFIA HEALTH INC.

By:	/s/ Benjamin Ferdinand
Name: Benjamin Ferdinand
Title: Chief Financial Officer

Date: October 5, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	News Release dated January 12, 2017

99.2	News Release dated January 26, 2017

99.3	Audited Consolidated Financial Statements for the years ended October 31, 2016 and October 31, 2015

99.4	Management Discussion and Analysis for the years ended October 31, 2016 and October 31, 2015

99.5	Certification of Annual Filings by CFO dated February 28, 2017

99.6	Certification of Annual Filings by the CEO dated February 28, 2017

99.7	News Release dated March 21, 2017

99.8	News Release dated March 27, 2017

99.9	News Release dated March 30, 2017

99.10	Notice of Annual and Special General Meeting dated March 27, 2017

99.11	Management Information Circular dated March 27, 2017

99.12	Form of Proxy for Annual and Special General Meeting to be held on April 26, 2017

99.13	Abridgement Certificate of CFO pursuant to National Instrument 54-101 dated March 27, 2017

99.14	Unaudited Condensed Interim Consolidated Financial Statements for the period ended January 31, 2017

99.15	Management Discussion and Analysis for the period ended January 31, 2017 and January 31, 2016

99.16	Certification of Interim Filings by CFO dated March 31, 2017

99.17	Certification of Interim Filings by CEO dated March 31, 2017

99.18	News Release dated April 7, 2017

99.19	News Release dated April 19, 2017

99.20	News Release dated May 4, 2017

99.21	News Release dated May 15, 2017

99.22	News Release dated June 5, 2017

99.23	News Release dated June 22, 2017

99.24	Unaudited Condensed Interim Consolidated Financial Statements for the period ended April 30, 2017

99.25	Management Discussion and Analysis for the period ended April 30, 2017 and April 30, 2016

99.26	Certification of Interim Filings by CFO dated June 29, 2017

99.27	Certification of Interim Filings by CEO dated June 29, 2017

99.28	Unaudited Condensed Interim Consolidated Financial Statements for the period ended July 31, 2017

99.29	Management Discussion and Analysis for the period ended July 31, 2017 and July 31, 2016

99.30	Certification of Interim Filings by CFO dated September 29, 2017

99.31	Certification of Interim Filings by CEO dated September 29, 2017

99.32	News Release dated October 3, 2017

99.33	News Release dated October 5, 2017

99.34	News Release dated October 19, 2017

99.35	News Release dated November 16, 2017

99.36	News Release dated November 28, 2017

99.37	News Release dated November 30, 2017

99.38	News Release dated December 7, 2017

99.39	Annual Information Form dated December 18, 2017

99.40	Certification of Annual Filings in connection with voluntary filing Annual Information Form by CFO dated December 20, 2017

99.41	Certification of Annual Filings in connection with voluntary filing Annual Information Form by CEO dated December 20, 2017

99.42	News Release dated December 22, 2017

99.43	News Release dated December 29, 2017

99.44	News Release dated January 30, 2018

99.45	News Release dated February 2, 2018

99.46	Material Change Report dated February 2, 2018

99.47	Business Combination Agreement dated January 31, 2018

99.48	Audited Consolidated Financial Statements for the years ended October 31, 2017 and October 31, 2016

99.49	Management Discussion and Analysis for the years ended October 31, 2017 and October 31, 2016

99.50	Certification of Annual Filings by CFO dated February 28, 2018

99.51	Certification of Annual Filings by CEO dated February 28, 2018

99.52	News Release dated March 1, 2018

99.53	News Release dated March 27, 2018

99.54	News Release dated March 28, 2018

99.55	News Release dated March 29, 2018

99.56	Unaudited Condensed Interim Consolidated Financial Statements for the period ended January 31, 2018 and January 31, 2017

99.57	Management Discussion and Analysis for the period ended January 31, 2018 and January 31, 2017

99.58	Certification of Interim Filings by CFO dated April 2, 2018

99.59	Certification of Interim Filings by CEO dated April 2, 2018

99.60	Material Change Report dated April 27, 2018

99.61	Material Change Report dated April 27, 2018

99.62	Notice of Annual and Special General Meeting dated April 26, 2018

99.63	Management Information Circular dated April 26, 2018

99.64	Form of Proxy for Annual and Special General Meeting to be held on May 31, 2018

99.65	Material Change Report dated April 12, 2018

99.66	Material Change Report dated May 18, 2018

99.67	Unaudited Condensed Interim Consolidated Financial Statements for the period ended March 31, 2018

99.68	Management Discussion and Analysis for the period ended March 31, 2018 and March 31, 2017

99.69	Certification of Interim Filings by CFO dated May 30, 2018

99.70	Certification of Interim Filings by CEO dated May 30, 2018

99.71	News Release dated May 31, 2018

99.72	News Release dated June 6, 2018

99.73	Material Change Report dated June 8, 2018

99.74	News Release dated June 19, 2018

99.75	Certificate of Name Change dated March 26, 2018

99.76	Notice of Change in Corporate Structure pursuant to Section 4.9 of National Instrument 51-102

99.77	Articles of Continuance effective June 27, 2018

99.78	News Release dated July 5, 2018

99.79	News Release dated August 2, 2018

99.80	News Release dated August 14, 2018

99.81	Material Change Report dated August 14, 2018

99.82	Material Change Report dated August 14, 2018

99.83	Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2018

99.84	Management Discussion and Analysis for the period ended June 30, 2018 and June 30, 2017

99.85	Certification of Interim Filings by CFO dated August 27, 2018

99.86	Certification of Interim Filings by CEO dated August 28, 2018

99.87	News Release dated August 28, 2018

99.88	News Release dated September 4, 2018

99.89	News Release dated September 10, 2018

99.90	Material Change Report dated August 14, 2018

99.91	News Release dated September 17, 2018

99.92	News Release dated September 21, 2018

99.93	News Release dated September 25, 2018

99.94	Material Change Report dated October 1, 2018

99.95	News Release dated October 2, 2018

99.96	News Release dated October 3, 2018

99.97	Consent of Manning Elliott LLP